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                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C 20549


                                     SCHEDULE 13G


                      Under the Securities Exchange Act of 1934


                                (Amendment No.__5__)*


                            Insignia Systems, Incorporated
          -----------------------------------------------------------------
                                   (Name of Issuer)

                                     Common Stock
          -----------------------------------------------------------------
                            (Title of Class of Securities)

                                     45765Y-10-5
                          ----------------------------------
                                    (CUSIP Number)



     Check the following box if a fee is being paid with this statement /__/. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item l; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).








     SEC 1745 (2/92)              Page 1 of 5 pages
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     CUSIP No. 45765Y-10-5               13G                   Page 2 of 5 Pages


      1   NAME OF REPORTING PERSON
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Perkins Capital Management, Inc.
               IRS ID No.: 41-1501962


      2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                  (a) /__/
                                                  (b) /__/
      3   SEC USE ONLY


      4   CITIZENSHIP OR PLACE OF ORGANIZATION

               730 East Lake Street, Wayzata, MN  55391-1769

                    5    SOLE VOTING POWER
      NUMBER OF                83,000

       SHARES       6    SHARED VOTING POWER
                               0
     BENEFICIALLY

       OWNED BY     7    SOLE DISPOSITIVE POWER
                               540,300
        EACH

      REPORTING

       PERSON       8    SHARED DISPOSITIVE POWER
                               0
        WITH


      9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                         540,300

     10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



     11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                         10.0%

     12   TYPE OF REPORTING PERSON*

                         IA




     SEC 1745 (2/92)              Page 2 of 5 pages
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     CUSIP No. 45765Y-10-5               13G                   Page 3 of 5 Pages


     Item 1.
          (a)  Name of Issuer
                    Insignia Systems, Incorporated

          (b)  Address of Issuer's Principal Executive Offices
                    10801 Red Circle Drive, Minnetonka, MN  55343


     Item 2.
          (a)  Name of Person Filing

                    Perkins Capital Management, Inc.

          (b)  Address of Principal Business Office or, if none, Residence

                    730 East Lake Street
                    Wayzata, MN  55391-1769


          (c)  Citizenship

                    Minnesota Corporation

          (d)  Title of Class of Securities

                    Common Stock

          (e)  CUSIP Number

                    45765Y-10-5

     Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

          (a) /__/  Broker or Dealer registered under Section 15 of the Act

          (b) /__/  Bank as defined in section 3(a)(6) of the Act

          (c) /__/  Insurance Company as defined in section 3(a)(19) of the act

          (d) /__/  Investment   Company  registered  under  section  8  of  the
                    Investment Company Act

          (e) /X_/ Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

          (f) /__/ Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 240.13d-l(b)(l)(ii)(F)





     SEC 1745 (2/92)              Page 3 of 5 pages
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     CUSIP No. 45765Y-10-5               13G                   Page 4 of 5 Pages


          (g) /__/  Parent     Holding     Company,    in     accordance    with
                    240.13d-l(b)(ii)(G) (Note: See Item 7)

          (h) /__/  Group, in accordance with 240.13d-l(b)(l)(ii)(H)

     Item 4. Ownership

          If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-l(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

          (a)  Amount Beneficially Owned
                    540,300
          (b)  Percent of Class
                    10.0%
          (c)  Number of shares as to which such person has:
               (i)  Sole Power to vote or to direct the vote:
                         83,000
               (ii) Shared Power to vote or to direct the vote:
                         0
               (iii)  Sole Power to dispose or to direct the disposition of:
                         540,300
               (iv) Shared Power to dispose or to direct the disposition of:
                         0

     Item 5. Ownership of Five Percent or Less of a Class

          Not applicable.

     Item 6. Ownership of More than Five Percent on Behalf of Another Person.

          Not applicable.

     Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

          Not applicable.

     Item 8. Identification and Classification of Members of the Group

          Not applicable.

     Item 9. Notice of Dissolution of Group

          Not applicable.







     SEC 1745 (2/92)              Page 4 of 5 pages
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     CUSIP No. 45765Y-10-5               13G                   Page 5 of 5 Pages


     Item 10. Certification

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        September 10, 1996


                                   By      Richard C. Perkins
                                   ----------------------------------------
                                                Signature


                                   Richard C. Perkins, CFA   Vice President
                                   -----------------------------------------
                                                Name/Title




























     SEC 1745 (2/92)              Page 5 of 5 pages
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